Exhibit 99.9

MarketWise, Inc.

Summary of Terms and Conditions of Proposed Acquisition of

Porter & Company, LLC

This Term Sheet summarizes the principal terms upon which MarketWise, Inc. (the “Buyer”), will acquire all of the issued and outstanding membership interests (the “Acquisition”) in Porter & Company, LLC (the “Company”) from F. Porter Stansberry (the “Seller”).  This Term Sheet is for discussion purposes only and does not create any obligation on the part of any party based on the terms summarized below until all parties sign definitive agreements containing such terms.  This Term Sheet does not include descriptions of all of the terms, conditions and other provisions that are to be contained in the definitive documentation (the “Definitive Agreements”) and is not intended to limit the scope of discussion and negotiation of any matters.  The parties acknowledge that the foregoing shall not preclude discussion or negotiation of any terms, conditions or other provisions that are based on findings in due diligence and that may not be consistent with specific matters set forth herein.

1.
The Acquisition.  At the closing of the Acquisition (the “Closing”), Buyer would purchase from Seller, and Seller would sell to Buyer, 100% of the issued and outstanding membership interests of the Company (the “Equity”).  The Equity would be transferred at Closing free and clear of all liens, security interests, and encumbrances, subject only to immaterial encumbrances that are listed on a schedule and approved by Buyer.  Buyer would assume at Closing operating liabilities and obligations of the Company relating only to post-Closing periods and liabilities for pre-Closing periods (if any) as specifically agreed upon in the Definitive Agreements.  The Acquisition will occur on a “cash-free, debt-free” basis.  At Closing the operating agreement of the Company will be amended to reflect customary provisions for a wholly-owned subsidiary consistent with Buyer’s practice.

2.	Purchase Price.

a.
In consideration for the Equity, Buyer will pay a purchase price of $40,000,000 (the “Purchase Price”), subject to adjustment as described below.  The Purchase Price assumes a normalized level of net working capital equal to the average balance for the twelve months ended at Closing.

b.
The Purchase Price will be subject to adjustment for the difference between the net working capital at Closing and the target working capital amount described in 2.a. above.  This adjustment would be estimated at Closing and reconciled through a customary true up by the 90th day after Closing (the “True Up”).

c.	At Closing, Buyer will pay a total of $10,000,000 in cash to Seller (the “Closing Consideration”).

d.
The remainder of the Purchase Price (the “Deferred Consideration”) will be paid pursuant to a secured promissory note (the “Promissory Note”), which shall have an interest rate equal to the Applicable Federal Rate (AFR) (as determined as of the Closing Date and each anniversary thereof) on outstanding principal.  The Promissory Note will have payments of $10,000,000 at each anniversary of the Closing until the balance of the principal and interest on the Promissory Note will be repaid in a balloon payment on the third anniversary of the Closing; provided that the Company may prepay the Promissory Note at any time without penalty.

e.
Subject to negotiations with the Buyer’s existing lenders, the Promissory Note shall be secured by the assets of the Company (including, brand names, copyright content, web addresses, subscriber lists, and the intangible assets of the Company, (the “Assets”) and if Buyer is in default on the Promissory Note, Seller will have the right to foreclose on the Assets.  A default shall occur if the Buyer fails to make a payment pursuant to the Promissory Note within 30 days of the due date.

3.
Agreements by Seller.  At Closing, Seller will enter into an agreement (the “License and Noncompetition Agreement”), that will provide for Seller: (i) to permit the Company to continue to use Seller’s name and likeness in its business (the “License”), (ii) not to compete with the Company, and (iii) to be subject to other restrictive covenants, including without limitation, non-solicitation and non-disparagement covenants (the covenants in clauses (ii) and (iii) collectively, the “Restrictive Covenants”).  The License and Noncompetition Agreement would stay in effect for a period of the earlier of 5 years or a change of control of the Buyer or the Company, after Closing (the “Relevant Period”) (or, with respect to the Restrictive Covenants, the longest period allowed by law if such legal period does not exceed 5 years after Closing).  In the event that an installment of the Deferred Consideration is not paid within 30 days of the date due, the License and Noncompetition Agreement shall terminate.

4.	[Reserved]

5.
Due Diligence.  Seller shall provide to Buyer (or agents approved by a special committee of the board of directors (the “Board”) of Buyer (the “Committee”)) reasonable access to the Company’s personnel, properties, contracts, books and records and all other documents reasonably requested by Buyer for its due diligence investigation of the Company.  Buyer, which shall act through the Committee for purposes of these negotiations and enforcing any of the Company’s rights under the Definitive Agreements (including, for the avoidance of doubt, the License and Noncompetition Agreement), shall be under no obligation to continue with its due diligence investigation or negotiations regarding the Definitive Agreements and may terminate such investigation or negotiations at any time for any reason or no reason in its sole discretion.  The parties acknowledge and agree that Buyer (acting through the Committee) has commenced its due diligence investigation, which is ongoing.

6.	Signing Conditions. Signing will be subject to the following conditions (which shall be satisfactory to Buyer (acting through the Committee) in its sole discretion):

a.	Negotiation and execution of Definitive Agreements (including the License and Noncompetition Agreement); and

b.	Approval by the Committee.

7.
Closing Conditions:  Assuming Closing does not occur simultaneously with signing, Closing will be subject to customary conditions for a transaction of this type, including (i) compliance with operating covenants between signing and Closing, (ii) veracity of representations at Closing (subject to negotiated standards), (iii) the absence of any material adverse change in the Company and (iv) other customary conditions for a transaction of this type.

8.
Definitive Membership Interest Purchase Agreement.  The definitive Membership Interest Purchase Agreement to be executed by Buyer and Seller would include such representations and warranties, covenants, and conditions as are customarily included in an agreement for the sale and purchase of a business of a similar size and nature as the Company, and indemnification as set out in 9 below.  Buyer’s counsel will prepare the first draft of a definitive Membership Interest Purchase Agreement (the “MIPA”).

9.	Post-Closing Indemnity. Only the following representations and warranties will survive the Closing:

a.
Representations Surviving 18 Months:  Representations regarding financial statements, compliance with laws, related party transactions, undisclosed liabilities, intellectual property, information technology, employment matters, disclosure and investment purpose with an indemnification threshold of $20,000 (after which Buyer would be entitled to indemnification each dollar above the basket) and an indemnification cap of 10% of the Purchase Price.

b.	Representations Surviving For Three Years: Representations related to taxes with an indemnification cap of 10% of the Purchase Price.

c.	Representations Surviving For Three Years: Representations related to title, capitalization, organization, authority, and brokers, with an indemnification cap equal to the Purchase Price.

10.	[Reserved].

11.
Expenses. Each party will be responsible for its own legal, accounting, investment banking and other expenses incurred by it in connection with the negotiation, execution and delivery of this term sheet and the Definitive Agreements, whether or not the Acquisition is consummated.  Each party will indemnify and hold harmless the other party against the claims of any brokers or finders retained by the indemnifying party with respect to the Acquisition.

12.
Committee.  Seller will covenant not to take any action to dissolve the Committee and, if any member of the Committee is no longer on the Board, to take all necessary action to replace such member with another independent, disinterested director.   Buyer shall not dissolve the Committee until the end of the Relevant Period.

13.
No Commitment. This term sheet, including the first paragraph hereof, is intended to express only a mutual indication of interest in the Acquisition and does not represent any form of legally binding commitment or obligation on the part of Buyer or Seller.  Any decision by Buyer (acting through the Committee) to make an offer, and any decision by Seller to accept such offer, relating to the Acquisition may be evidenced only by the execution and delivery by both parties of the Definitive Agreements.  The parties hereby stipulate that (a) the terms set forth in this term sheet do not contain all material terms to be negotiated in the Definitive Agreements, (b) no oral agreement, public or private statements or course of conduct or dealings between the parties may be introduced as evidence that there exists a binding commitment or obligation between the parties with respect to the Acquisition, (c) the parties shall be free to terminate discussions or negotiations at any stage prior to execution of the Definitive Agreements, for any reason or no reason in their sole discretion, (d) no joint venture, partnership, or other fiduciary relationship shall be deemed to exist or arise between the parties or their affiliates, with respect to, or as a result of, the terms of this term sheet, (e) neither party may bring any claim or action against the other party or any of its officers, directors, employees, consultants or advisors as a result of a failure to agree on or enter into any Definitive Agreements, or as a result of the withdrawal, cancellation or termination of this term sheet, and (f) neither party shall be justified in relying on any provision of this term sheet.